Exhibit 21.1

The following is a list of all subsidiaries of the registrant. The names of particular subsidiaries have been omitted since such unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of the end of the year covered by this report as permitted by Item 601(b)(21) of Regulation S-K promulgated under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended.

Name                                                Jurisdiction of Organization
----                                                ----------------------------
Enhance Investment Corporation ...................           Delaware
Van-American Companies, Inc.......................           Delaware
Singer Asset Finance Company, L.L.C. .............           Delaware